Exhibit 99.1

PENN WEST ANNOUNCES SALE OF MITSUE PROPERTIES FOR $192.5 MILLION

CALGARY, September 15, 2015 – PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, “we”, “us” or “our”) is pleased to announce that it has entered into a definitive agreement for the sale of its properties in the Greater Mitsue area of Central Alberta for cash consideration of $192.5 million, subject to closing adjustments customary in transactions of this nature. We intend to use the proceeds from this disposition to reduce our senior debt. Upon the completion of the sale of our Mitsue properties, we will have raised approximately $605 million in total proceeds this year through our non-core asset disposition program. In addition, since the end of Q2 2013, we will have divested an estimated 34,000 boe/d of non-core assets for proceeds of approximately $1.7 billion, which has allowed us to reduce our debt by approximately $1.4 billion, representing a reduction of more than 40%.

David Dyck, Senior Vice President and Chief Financial Officer of Penn West, commented, “This disposition marks another critical milestone in our ongoing strategic focus to reduce debt. Despite the current weakness in commodity prices, we continue to demonstrate the ability to complete non-core asset dispositions at attractive deal metrics. We believe that our non-core assets offer value to buyers who are better positioned to realize their potential.”

The following are some of the key metrics and implied transaction multiples for the Mitsue properties for first half 2015:

Production	4,500 boe/d
Liquids Weighting	78%

Operating Cost	$29.00/boe
Field Netback	$8.50/boe

Implied Production Multiple	$43,000/boe/d
Implied Net Operating Income Multiple	14x

The effective date of the sale of our Mitsue properties will be July 1, 2015 and closing is expected to occur during the fourth quarter of 2015, subject to the receipt of all necessary regulatory approvals and the satisfaction of closing conditions customary in transactions of this nature. RBC Capital Markets acted as our exclusive financial advisor on this disposition.

About Penn West

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately 4.3 million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol “PWT” and on the New York Stock Exchange under the symbol “PWE”. All dollar amounts herein are in Canadian dollars.

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target”, “pursue” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our intention to use the proceeds from the sale of our Mitsue properties to reduce our senior debt, the total proceeds to be raised this year through our non-core asset disposition program including through the sale of our Mitsue properties, our disposal of an estimated 34,000 boe/d of non-core assets for proceeds of approximately $1.7 billion since the end of Q2 2013 including as a result of the sale of our Mitsue properties, and the expected closing of this disposition to occur during the fourth quarter.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations and assumptions will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Important factors that could cause actual results and events to differ from those described in the forward-looking statements can be found in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

For further information, please contact:

PENN WEST

Penn West Plaza

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com